FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News Press Release dated October 14, 2016

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Subject: Outcome of the Board Meeting held on October 14, 2016

We have disclosed the below information to the domestic stock exchanges pursuant to the requirements of Indian Listing Regulations:

The Board of Directors of ICICI Bank Limited at its Meeting held on October 14, 2016 approved the appointment of Mr. Anup Bagchi, presently Managing Director & CEO, ICICI Securities Limited, as Executive Director of the Bank subject to regulatory approvals for a period of five years effective February 1, 2017 or the date of approval of his appointment by RBI, whichever is later. Mr. Anup Bagchi has been with the ICICI Group since 1992 and has worked in the areas of retail banking, corporate banking and treasury. During his tenure at ICICI Securities, he has led the growth and development of the retail broking, retail financial product distribution and wealth management businesses. Mr. Bagchi is not related to any other director of the Bank.

The Board also took on record, the resignation of Mr. Rajiv Sabharwal, Executive Director consequent to his decision to pursue opportunities outside the ICICI Group, effective January 31, 2017. The Board has placed on record its appreciation of his contribution to ICICI Bank.

The Board also took note of other incidental changes to the senior management positions across the ICICI Group. The press release issued in connection with the above matters is attached.

Please take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website:www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 14, 2016

•	ICICI Bank Board approves appointment of Mr. Anup Bagchi as Executive Director to head retail business

•	Ms. Shilpa Kumar appointed as Managing Director & CEO of ICICI Securities

•	Mr. B. Prasanna appointed as Group Executive and Head-Markets & Proprietary Trading at ICICI Bank

The Board of Directors of ICICI Bank Limited (NYSE: IBN) has at its meeting today approved the appointment of Mr. Anup Bagchi, Managing Director & CEO, ICICI Securities Limited, as Executive Director of the Bank for a period of five years, subject to necessary approvals. He will take over as the Head of Retail Banking effective November 1, 2016. His appointment to the Board will be effective from February 1, 2017, or the date of regulatory approval of his appointment, whichever is later.

Mr. Bagchi joined ICICI Limited in 1992. Over the last 24 years, he has worked in key positions in the ICICI Group in the areas of retail banking, corporate and investment banking and treasury.

He was appointed as Managing Director & CEO of ICICI Securities in May 2011. Prior to that, Mr. Bagchi was an Executive Director at ICICI Securities. During his tenure at ICICI Securities, he has led the growth and development of the retail and institutional broking, retail financial product distribution, wealth management and corporate finance businesses.

Mr. Bagchi has deep experience in retail financial services and technology. He has successfully leveraged technology in creating value for the ICICI Group as well as retail and corporate & institutional clients. He led the development of the online trading platform (icicidirect.com); the development of the internet banking platform at ICICI Bank; and the growth of the retail liabilities & third party product distribution businesses at ICICI Bank. Today icicidirect.com is India’s leading on-line retail broking platform, combining scale and profitability.

The Board of Directors of ICICI Securities Limited has appointed Ms. Shilpa Kumar, Group Executive and Head - Markets & Proprietory Trading at ICICI

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Bank, as Managing Director & CEO of ICICI Securities with effect from November 1, 2016, subject to necessary approvals. Ms. Shilpa Kumar has been with the ICICI Group since 1989 and has worked in key positions across treasury, project finance and corporate banking. Her deep understanding and insights into the global and Indian economy and financial markets have shaped the Bank’s trade and foreign exchange product offerings to corporate, SME and retail clients.

Mr. B. Prasanna, Managing Director & CEO, ICICI Securities Primary Dealership Limited (I-Sec PD), will move to ICICI Bank as Group Executive and Head - Markets & Proprietary Trading with effect from November 1, 2016. He will report to Mr. N. S. Kannan, Executive Director. Mr. Prasanna has been with the ICICI Group since 1993 and has been the Managing Director & CEO of I-Sec PD since 2008. Under his leadership, the company has established a leading presence in the fixed income markets. In order for I-Sec PD to continue to have the benefit of his experience and guidance, the Board of Directors of I-Sec PD at its meeting today, has appointed Mr. B. Prasanna as non-executive Vice Chairman of I-Sec PD effective November 1, 2016. The Board of Directors of I-Sec PD has appointed Mr. Shailendra Jhingan as Managing Director & CEO, with effect from November 1, 2016 subject to necessary approvals. Mr. Jhingan heads the corporate bonds business at I-Sec PD. He has over two decades of experience in fixed income markets and asset management.

Mr. Rajiv Sabharwal, Executive Director has decided to pursue career opportunities outside the ICICI Group. The Board has placed on record its appreciation of his contribution to ICICI Bank. To facilitate a smooth transition, Mr. Rajiv Sabharwal will continue in office as Executive Director till January 31, 2017.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to attract and retain talent, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

/s/ P. Sanker

_______________________

Name: P. Sanker

Title:   Senior General Manager (Legal) &

    Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	October 14, 2016	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary